BOARD REVIEW OF INVESTMENT ADVISORY AND
SUB-ADVISORY AGREEMENTS

General Background

IndexIQ Advisors LLC (Advisor) acts as the Funds investment adviser and has been appointed by the Fund to provide to the Fund directly, or arrange through third parties, investment advisory services pursuant to an investment advisory agreement with the Fund (the Investment Advisory Agreement). The
Advisor is a registered investment adviser under the U.S. Investment Advisers Act of 1940, as amended (the Advisers Act). The Fund pays the Advisor a fee for its investment advisory services as a percentage of the Funds assets. That fee is accrued daily and payable monthly at an annual rate of 0.95% of the Funds average daily net assets. The Advisor has contractually agreed to limit the expenses, with certain exceptions, of the Fund through April 30, 2009 to 1.15% of the Funds average daily net assets.

The Advisor has arranged for the provision of investment advisory services by a third party pursuant to a sub-advisory agreement between the Advisor and Mellon
Capital Management Corporation (the Investment Sub-Advisory Agreement) (MCM). MCM is a registered investment adviser under the Advisers Act. The Advisor pays MCM a fee for its investment advisory services. That fee is accrued daily and payable monthly at an annual rate of 0.12% of the Funds average daily net assets up to $100 million and at an annual rate of 0.07% of the Funds average daily net assets in excess of $100 million.


Annual Approval Process

The Funds Board of Trustees (the Board), including those
Trustees who would not be considered interested persons of the Trust (the Independent Trustees), as that term is defined in the Investment Company Act of 1940, as amended, voting separately, is legally required to review and approve the Investment Advisory Agreement and the Investment
Sub-Advisory Agreement initially and thereafter annually following the completion of an initial two year term. In determining whether it was appropriate to approve the Investment Advisory Agreement and the Investment
Sub-Advisory Agreement, the Board requested from the Advisor and MCM information that the Board believed to be reasonably necessary to reach its conclusion. At an in-person meeting held on May 12, 2008 (the Meeting), the Board discussed issues pertaining to the proposed approval of the Investment Advisory Agreement and the Investment
Sub-Advisory Agreement with representatives from the Advisor and MCM and with legal counsel, including a separate consultation between the Independent Trustees and legal counsel. This information formed the primary basis for the Trustees determinations. During the Meeting the Trustees reviewed a memorandum which detailed the duties and responsibilities of the Trustees with respect to their consideration of the Investment Advisory Agreement and the Investment Sub-Advisory Agreement.
The Trustees reviewed the contract approval materials provided by the Advisor and MCM, including, but not limited to (1) an organizational overview of the Advisor and MCM and biographies of the personnel providing services to the Fund, (2) a copy of the Investment Advisory Agreement and the Investment Sub-Advisory Agreement, (3) Forms ADV of the Advisor and MCM, and
(4) mutual fund industry fee comparison data.

In view of the broad scope and variety of factors and information reviewed by the Board, the Board did not find it practicable to, and did not, make specific assessments of, quantify, or otherwise assign relative weights to the specific factors considered in reaching its conclusions and determinations to approve the Investment Advisory Agreement and the Investment Sub-Advisory Agreement. The
Board did not identify any particular information that was all-important or controlling. The approval determination was made on the basis of each Trustee's business judgment after consideration of all of the factors taken as a whole, although individual Trustees may have given different weights to certain factors and assigned various degrees of materiality to conclusions made.

Specifically, the Board reviewed information that included: (1) the nature, extent, quality and costs of the services that the Advisor and MCM are expected to provide to the Fund; (2) the management philosophies, personnel and processes of the Advisor and MCM;
(3) the structure of the Advisor and MCM and their ability to provide services to the Fund, based on their financial condition as well as the credentials, reputation, background and investment experience of its personnel; (4) the anticipated costs of services provided and the projected profits to be realized by the Advisor, MCM and their affiliates from the relationship with the Fund; and
(5) the economies of scale, or lack thereof in the case of the Advisor, in the structure of the affiliation of the Advisor and MCM with the Fund and whether such factor impacts the performance for investors as the Fund grows. The Advisor had no prior performance figures to be considered. The Board also considered the Expense Limitation Agreement and its impact on fees and assumed expenses.

Approval of Investment Advisory Agreement and the Investment
Sub-Advisory Agreement

At the Meeting, based on its conclusions, and with the assistance of counsel, the Board including the Independent Trustees determined that the proposed agreements with the Advisor and MCM were fair and reasonable. Accordingly, the Board voted, and the Independent Trustees voted separately, to unanimously approve the Investment Advisory Agreement and the Investment Sub-Advisory Agreement.